

**THE DOG
PERSON'S
DATING APP**

Dig Dates, Inc. Business Plan
11.28.18

Dig Dates, Inc. ● 419 Romain St. Gretna, LA, 70053 ● 504-517-6622
DigDates.com ● Leigh@DigDates.com

Table of Contents

DISCLAIMER

This confidential business plan (the "business plan") has been prepared to assist interested parties in making their own evaluation of the company and does not purport to contain all of the information that a prospective investor may desire. In all cases, interested parties should conduct their own investigation and analysis of the company and the data set forth in this business plan, including the merits and risks involved. The company makes no representation or warranty as to the accuracy or completeness of this business plan.

This business plan includes statistical industry data taken or derived from independent sources. The company makes no representation or warranty as to the accuracy or completeness of such industry data and shall therefore have no liability. Prospective investors should not place undue reliance on industry data.

This business plan includes certain statements, estimates and projections with respect to the company's anticipated future performance. Such statements, estimates and projections reflect various assumptions by the company concerning anticipated results, which assumptions may or may not prove to be correct. Any projections found in this business plan are forward looking, and are inherently limited to mathematical accuracy rather than having any predictive value. No representations are made as to the accuracy of such statements, estimates or projections. Nothing contained herein should be relied on as a promise or representation as to the company's future performance.

Each recipient of this business plan agrees that all of the information contained herein is confidential, that the recipient will treat such information confidentially, and that the recipient will not directly or indirectly duplicate or disclose this information without the prior written consent of the advisor and the company. Each recipient agrees not to discuss the information contained herein or release, reproduce or use this business plan for any purpose other than evaluating a potential transaction involving the company.

I. Executive Summary

Dig Dates, Inc. pierces the booming pet technology industry through our lead product, Dig - The Dog Person's Dating App, which allows Dig to connect to the dog-loving community online as well as through localized events and community outreach. To generate revenue, value, and to help with the dating-with-dogs experience, Dig partners and contracts with a variety of dog-related businesses and pet industry leaders interested in Dig's unique pet technology and highly targeted data. Dig pierces the booming pet tech industry in a novel way with a low cost of adoption through love and dating. Dig has been met with huge enthusiasm and excitement in local market events and in the press and plans to capitalize on this momentum.

The Company and Management

Dig - The Dog Person's Dating App is New Orleans based and is owned by Dig Dates, Inc.

- Leigh Isaacson is CEO of Dig and has 6+ years of communications and management expertise as an investigative TV reporter, Regional Director of a large Louisiana nonprofit, and adjunct professor of Media, Terrorism and Disasters and Introduction to Journalism at Tulane University.
- Casey Isaacson is Chief Creative Officer of Dig and has 6+ years of creative direction experience from multiple leading advertising agencies. Clients included Wall St Journal, Macy's, American Express and many more.
- Keith Isaacson is a Co-Founder of Dig and is an infertility specialist with start-up business experience in real estate and healthcare. He founded 5 medical startups with two exits.
- Charles Feinn is Dig's Development Team Lead. He is a product designer, iOS developer, and entrepreneur with specialties in management, UX & UI design, innovation, and strategy and has experience with multiple startups.

Our Services

Our dating app users are dog owners and dog lovers who consider their dog-forward lifestyle as a principal attribute. Dig brings together the booming pet industry with the growing world of online dating. Dig is a dating app dedicated to the dog lover community, and it has unique features to help plan a dog-friendly date. Dig offers a variety of free features to enhance the dating-with-dogs experience, and additional paid feature options will be developed. Dig is using the dog lifestyle information garnered from the app to improve user experience by building stronger matching algorithms, which leads to more success stories for dog lovers on the app and more information for the pet industry. Dig has the unique opportunity to be the world leader in intelligent information about single dog owners and aspiring dog owners which provides significant B2B service opportunities in pet data.

Market Trends

Pet Technology Investment Environment: Recent Investment and Acquisition Activity

- Mars Petcare acquired Whistle, a maker of smart dog collars, for $117 million in 2015 with 100,000 subscribers, per reports.
- Rover secured $155 million in 2018 in a round led by T. Rowe Price, vaulting the Seattle-based company's valuation up to $925 million. Los Angeles-based Wag brought in

$300 million from the SoftBank Vision Fund in January, 2018 reaching a $610 million valuation with the funding.
- PetSmart acquired pet food and product site Chewy.com in 2017, which had raised hundreds of millions in VC financing, for $3.35 billion, per reports.
- Startups Petnet and Petcube have each raised more than $14 million since 2017.
- So far in 2018, VCs have already invested $579 million across 33 deals in the pet tech space, In 2017, there was $311 million total invested across 40 deals.

Dogs and Dating Markets

Pew Research Center says 15% of all American adults tried a mobile dating app in 2017, up from 3% in 2013. The percentage of young adults using online dating tripled, and the share of 55- to 64-year-olds who used online dating doubled. One-third of U.S. marriages now start from online dating, and dogs are an integral part of the dating app experience. 55% of single adults in the U.S. are pet owners. According to the American Pet Products Association, in 2017 Gen Y/millennial pet ownership surpassed baby-boomer ownership to now account for 35 percent of all pet owners. Pet-free Millennials are 39% more likely to own dog or cat in the future and are 77% more likely than any other generation to get a dog or cat while unmarried and not a parent.

Our Competitive Advantages
- The intelligent information and data garnered from the Dig App offers valuable opportunities for the pet tech industry. Dig is in a unique position to leverage the demand for new pet products and services.
- 1st quality dating app dedicated to dog lovers and dog owners on the market
- Dozens of pet services, companies, and stores partnering with Dig provide co-marketing, co-promotional, and B2B business opportunities in advertising and intelligent information
- Dig was selected as one of 12 companies to showcase at the 2018 Pets & Money Summit Spotlight. Dig was a 2018 MassChallenge Accelerator Finalist and a top 100 Semifinalist for a Startup of Year Competition. Dig was one of six companies featured at Purina's Pet Care Innovation Prize Showcase in Chicago in August 2018.
- Dig has multiple streams of revenue. The app currently includes three revenue generating features at no cost to the user with additional opportunities for pet industry companies to partner with Dig outside of the app through data packages and event sponsorships. Subscription tiers with additional in-app features will be developed and offered when the app hits a critical mass of 100,000 users.
- Co-Founder Leigh Isaacson has a strong background in journalism and TV news, which gives Dig a significant advantage when pitching stories to the press and getting free media attention.

New User Marketing and Acquisition Strategy

Dig has a unique, scalable, and cost-efficient template for user acquisition by city through the events and the partners, press, and new users they glean. Hyper-local growth through sponsored dog-friendly events, regional press, and local partnerships ensures a fast way for Dig to enter new markets through the dog-community that also builds goodwill and brand affinity. The cost of events are fully covered through sponsorships and vendors who purchase display booths, and attendees enter for free when they download the Dig app.

Dig Acquires Customers and Drives Revenue and Value through:

- Dog-Friendly Events and Experiences
- Digital Marketing Partnerships
- Public Relations and Press
- Content Distribution to Influencers
- Digital Advertising
- Event Sponsorships
- Strategic Pet Industry Partnerships
- Consumer Data Shares

As seen on

    

   

Driving Value By Growing the User Base:
The number of users directly affects the value of the app and the amount of revenue that can be derived. Dig is not primarily a revenue driven company at this stage. We are raising capital to grow our user base and drive value. Our value is driven by the number of users we have, and we are seeking out pet industry partners who can best monetize that opportunity in the pet industry. Operating costs will be offset with four main revenue streams: In-App Advertising, Event Sponsorships, Monthly Subscription Tiers, and Data Packages. With a successful $1M raise, we project the number of downloads by unique users across both iOS and Android platforms will be 100,000 by June of 2020.

Fundraising and Use of Proceeds:
Dig is seeking $750,000 - $1M in investment in order to strategically and efficiently expand into the 60 million person U.S. online dating market for dog lovers by the end of 2019.

II. Company Description

1. Company mission statement
Our mission is to utilize the driving forces of love, companionship, and community to provide a warm, open, and thriving environment to support our clients' journey for romance while using intelligent information to provide better match opportunities that benefit Dig users and their dogs or future dogs.

2. Company goals and vision
We are in the pet tech space, which is currently an extremely active investment sector with a lot of consolidation and M&A activity along with significant venture investment transactions. Our goal is to achieve the milestones necessary to be an attractive investment to strategic partners and/or smart money in the sector and eventually become an acquisition target to the major players in the pet industry.

Our goal with our $750k-$1M seed round is to get to the ~100,000 user mark. At that milestone, we believe we will be a viable candidate for investment by strategic and institutional investors in our space.

Since our business model of events, partnerships, and press brings our user acquisition cost to such a low figure, we plan on scaling to the ~100,000 user mark as efficiently as possible. Capitalizing on our existing enthusiasm in the press and among users is extremely important, so it is important to achieve this milestone as quickly as possible in order to succeed.

3. Target market
   ● Our target users are 25-35 year old single dog-lovers who live in US metro areas. Dig's users are strongly attached pet parents and those who see themselves as future pet parents who are comfortable with technology. Our target pet parents and future pet parents can be segmented by how they view their relationship with their dog using terminology and mottos regularly seen in the pet industry and by pet parents on social media. These are behavioral and conversational indications of target Dig users:
   ● Passionate dog-parents consider their dog to be their baby and their motto is, "all you need is love." Passionate future dog-parents are most likely to dogsit their friends' dogs or be foster-parents.
   ● Playful dog-parents say their dog is their best friend, and their motto is, "a tired dog is a happy dog." Playful future dog-parents take the long route on a walk to pass and see the dogs in the dog park.
   ● Practical dog-parents consider their dog to be part of their pack, and their motto is, "my dog's behavior is a reflection of me." Practical future dog-parents will stop mid-sentence to point out there's a dog nearby.

III. Products & Services

Dig is in a unique position to drive value and leverage the demand for pet technology and data by connecting the dog-loving community online as well as through localized events.

Dig Dating App:

Dig is a unique dating app dedicated to the dog lover community, and it has unique features to help plan a dog-friendly date. Dig offers a variety of free features to enhance the dating-with-dogs experience, and additional paid feature options will be developed and may be available through monthly subscription tiers.

Current Features:
- Users can review and "dig" or "pass" on up to five profiles of potential partners per day
- Users can "really dig" one user per day
- User can create a photo-based profile for themself and their dog
- Within the app users can chat with one another once they both "dig" or "really dig" each other
- Users can suggest dog-friendly date ideas based on their location once they match
- Users can find the nearest dog based on their location
- Users receive tips or tricks of the day notifications from industry experts such as vets and trainers
- Users receive daily pet company deals or invitations to upcoming events in their potential partner list
- Users can search for a potential partner in their area based on the following criteria:
    - "with" or "without" a dog and by dog size (i.e. small, medium, or large)
    - distance range, age range, and gender (Dig launched as an inclusive app with options for men, women, and nonbinary)

Dig Events:

Dig launch events around the country range in size from 50-350 attendees (and their dogs). Attendees are required to download or to share the Dig app for entry. We strategically partner with both large brands and local businesses and rescue organizations at each event to connect with their followers and customers. Hyper-local growth through sponsored dog-friendly events, regional press, and local partnerships ensures a fast way for Dig to enter new markets through the dog-community that also builds goodwill and brand affinity.

Companies pay Dig for vendor space at Dig events, for larger sponsorships, and for unique content related to the even, which can cover the complete cost of an eventt. The companies are also required to market Dig to their customers and social followers. Dig-related companies and brands ranging from individual dog walkers and trainers to large companies such as Rover and Nulo Pet Food find Dig events to be a unique and significant way to connect with dedicated and emotional dog lovers and dog owners in person in each city. Dig's events vertical has proven to be a key driver for goodwill and enthusiasm among single people who are looking to date as well as dog lovers at other stages in their life, and Dig has the potential to create and maintain relationships with those Dig fans through future products, experiences, and outreach.

<u>Dig User Portraits:</u>
The intelligent information and data garnered from the Dig App offers valuable opportunities for the pet tech industry and B2B data package sales. By providing users with the opportunity to present themselves as individuals, in addition to being dog owners and lovers, Dig is able to collect valuable, unique data. Dig collects non-pet related information on our users, which can then be paired with the pet-related information as well. As privacy laws tighten and companies move to 2nd party data strategies, Dig will be well positioned to capitalize on this opportunity.

Three examples of the type of data and information Dig can gather:
1. Dig reaches both dog owners and aspiring dog owners - a valuable opportunity for large pet brands like Nulo Pet Food to connect with Dig users on an emotional level before they get a dog through in-app sponsorships and co-promotional campaigns.
2. Dig users connect and share significant lifestyle, health, and aspirational information about their dogs in their bios, photos, and in conversations with other users. Small pet companies like PupJoy will benefit from learning about their customers on Dig through Dig Data Portraits.
3. A successful relationship created signifies a valuable and important moment in the dog's life when it may go from one owner to two - doubling possible household resources and time for the dog. Pet industry leaders like Purina and Mars Petcare and dog-friendly brands such as WeWork will benefit knowing this valuable lifestyle change opportunity.

Problems and Solutions

The problems to solve:
- Pet companies are searching for new means of connecting with and learning about the growing consumer base of millenial dog owners.
- Dog lovers want to date others who will welcome and accept their dogs as part of their lives. They need to sift out people who don't like dogs from general dating apps. Happening now is a significant shift in the dating app world towards niche dating apps.
- Even though millennials spend an average of 10 hours a week on dating apps, ⅓ of people on dating apps never make it out to a real, in-person date because of the gamification of dating.

Dig's solutions:
- The intelligent information and data garnered from the Dig App offers valuable opportunities for the pet tech industry. Dig is in a unique position to leverage the demand for new pet products and services.
- Dig creates a dating community dedicated to dog-lovers and dog owners. Dig is the best way for dog lovers and dog owners to connect and find a compatible date.
- Dig has unique features to plan a dog-friendly date from the app.
- Dig will present the 5 best dating profiles for each user at a time based on data and machine learning.

IV. Marketing Plan and Industry Trends

1. Active Pet Tech Investment Market

Investors and acquirers are acting quickly as the pet technology environment evolves and demand for pet data grows stronger. Recent investment and acquisition activity includes:

- Mars Petcare acquired Whistle, a maker of smart dog collars, for $117 million in 2015 with 100,000 subscribers, per reports.
- Rover secured $155 million in 2018 in a round led by T. Rowe Price, vaulting the Seattle-based company's valuation up to $925 million. Los Angeles-based Wag brought in $300 million from the SoftBank Vision Fund in January, 2018 reaching a $610 million valuation with the funding.
- PetSmart acquired pet food and product site Chewy.com in 2017, which had raised hundreds of millions in VC financing, for $3.35 billion, per reports.
- Startups Petnet and Petcube have each raised more than $14 million since 2017.
- So far in 2018, VCs have already invested $579 million across 33 deals in the pet tech space, In 2017, there was $311 million total invested across 40 deals.

The following graph shows the number of investment deals and amount of money invested in pet technology companies as of November 9, 2018 according to PitchBook.



*As of November 9

PitchBook

Companies Making Acquisitions in Our Space












2. Market research
Secondary market research pertaining to the growing pet industry:

Market Opportunity:
Single Dog Owners

55%

Of single adults in the U.S. are pet owners, and pet ownership among singles is on the rise

89.7M

dogs in U.S. households. Americans are projected to spend $87 billion on their pets in 2018

Millennials now represent the 35% of all pet owners in the U.S. - the largest demographic of pet owners



According to the American Pet Products Association, in 2017 Gen Y/millennial pet ownership surpassed baby-boomer ownership to now account for 35 percent of all pet owners. Pet-free

Millennials are 39% more likely to own dog or cat in the future and are 77% more likely than any other generation to get a dog or cat while unmarried and not a parent.

Millennials are considering dog-parenting needs in other major aspects of their lives already. A survey released in July 2017 by SunTrust Mortgage found that a third of millennials who had already purchased their first home said they were influenced by the need to have space for a dog.

44% of all households in the United States have a dog and the amount of money spent on pets continues to rise. According to the American Pet Products Association, $60.28 billion was spent on pet industry expenditures in 2015, $66.75 billion in 2016 and $69.51 billion in 2017.

Market Opportunity:
Pet Industry Expenditures



Pet owners continue to increase their spending. Companies in pet tech and pet products and services need new access, information, and valuable "moments" to connect with pet lovers. Dig can provide this data and connection.

By 2020, the U.S. pet industry is expected to reach **$96 billion in sales**, according to Packaged Facts, a leading market research firm.

Research on the impact of dogs and the growing online dating industry:

Dogs are already an integral part of mobile app dating. PetSmart Charities surveyed 1,200 Match.com users and found:
- 70% of singles think their dates' reaction to their pet is important
- Men who were holding puppies were rated as nearly 27% sexier relative to every other man, as well as 14% more trustworthy
- 25% think that owning a dog is an asset to their dating life
- 51% feature at least one image of their dog on their dating profile

Wag, the dog walking app, surveyed 3,500 dog owners and found:
- 86% would break up with their significant other if they weren't into their dog
- 3 in 10 dog parents have used their dog to attract a potential partner

- 60% say they've been flirted with while walking their dog
- On dating apps, 73% of dog parents are more likely to engage with a person's profile picture if it includes a dog
- 78% of dog parents are more likely to go home with someone if they say they also have a dog

Across America, mobile dating apps have seen an explosion of growth over the last four years. Pew Research Center says 9% of all American adults tried a mobile dating app in 2016, up from 3% in 2013. The percentage of young adults using online dating tripled, and the share of 55- to 64-year-olds who used online dating doubled. One-third of U.S. marriages now start from online dating.

Market Opportunity:
Online Dating



1 in 5 of all committed relationships in the
U.S. start with online dating

Online dating is the
2nd most common
way for heterosexual
couples to meet



It's the most common
way for homosexual
couples to meet

Example of ongoing primary research by Dig:

Dig conducts research through surveys of users online and at dog-related events and Dig launch events. Email questions drive interaction over time and gives Dig the opportunity to continue to get feedback on an ongoing basis. For getting more detail about how people are using/not using the app or content for stories, Dig uses Survey Monkey and a link within the email to ask additional questions and collect more information. Dig users are passionate and dedicated to finding love through Dig, and the opportunity to connect with users are Dig events offers valuable insight and feedback on a regular basis.

3. **Dig users and dog-related business partners**
Dig's users range from 18-65 years old, and the main demographic is 25-35 year old single dog lovers or owners in metro areas. 55% of single adults in the US are pet owners, with dogs being the most common pet in the US. We've sold event vendor space and sponsored space on the app to more than 60 dog-related businesses ranging from individual dog walkers to large

dog-related businesses. Dig partners with regional brands, rescue groups, and national companies such as WeWork, BarkBox, Rover, and more for co-promotional and event partnerships, content distribution, and more. See a list of partners at DigDates.com/partner.

<u>Testimonial</u>



Jessica Kane
New York, NY
"Having worked in both the online dating and pet spheres I can say from experience that Dig really is the best of both worlds. More and more single millennials are turning to dog ownership, so the timing feels perfect for a service connecting singles through their love of pets. I've used Dig myself since its launch and have found myself eager to check out my new matches (and their pups) every day - it feels like I'm dating for me AND my dog, which adds a fun new twist to the regular world of online dating. The founders are also very impressive and a pleasure to work with - their dedication and marketing skills in particular are admirable (as is their ability to throw a fun, engaging pet-friendly event)."

4. Key competitors
Our business model and growth and investment strategies are all pet-tech focused rather than dating-app focused. Dig offers the pet tech market some key elements of value to the sector around the data we collect, our grassroots customer loyalty and touch, etc. However, the dating app world has already shown interest in us because of our ability to attract women to the dating app at higher rates. Given this, here is where Dig stands in the dating app world:
There is not another quality dating app dedicated to dog lovers and dog owners. Other dog-related dating apps such as Tindog have created "dog-only" profiles for people to search and match with, and others such as "dog date afternoon" launched with rudimentary UI/UX and without a growth strategy. Other dog-lovers dating apps have announced they will launch, but do not have a launch date and are not backed by larger companies or funding. Major industry players such as Match offer the chance to search for dog owners and dog lovers, but it does not create a community dedicated to dog-people and therefore does not have the opportunity to offer non-intrusive advertising in the form of sponsored content. Dig has unique features to plan a dog-friendly date, offers a community dedicated to dog lovers, and is free for users.

5. How Dig will market our product/service
Dig has a unique, scalable, and cost-efficient novel template for user acquisition by city. Hyper-local growth through sponsored dog-friendly events, regional press, and local partnerships ensures a fast way for Dig to enter new markets through the dog-community that also builds goodwill and brand affinity.

Growth Tactics:
- Use our analytics to target/retarget users and identify growth opportunities
- Build up marketing and data team to capitalize on the wave of momentum that has been created by our events and press
- Focus on efficiently driving the value of the company through acquiring and retaining customers, continually developing and advancing technology & data analytics, and continuing to push on revenue models through advertising and co-promotional partners
- Continue to throw regional launch parties
- Continue implementing efficient press relations and media campaign
- Build up local brand ambassadors and event specialists to focus on outreach and both client and partner acquisition in each launch city post launch
- Continue to advance technology to drive more data analytics and offer users and customers a continually improving interface and experience
- Launch social media influencer digital campaigns
- As Dig achieves more users, offer subscription tiers with additional features for users
- Strengthen strategic co-marketing and data share partnerships with local, regional, and national brands
- Explore and develop new strategic partnerships to support growth plan
- Raise appropriate funds to be able to sustain company during growth phase and through a potential exit scenario

Event Growth Strategy:
Dig's strategic events are key to entering new markets in a low-cost, high-impact manner that develops brand affinity with users and partnership opportunities with regional and local dog-related businesses.

- Dig event specialists find local dog-business sponsors for each Dig launch event. Sponsors pay for vendor space to provide entertainment, activities and giveaways at the event, and they market Dig and the event to their customers and social media followers. Dig event specialists are paid a portion of their successful sales.
- Dig events are held in partnership with WeWork. Dig provides WeWork content for their #dogsofWeWork campaign and a list of attendees. WeWork gives Dig space, beer, marketing and event staff for for free for all events.
- Dig's events are efficient and scalable "plug-and"play" templates that are easy for interns and event specialists to take over. Two Dig event specialists worked on the Dig San Francisco and Dig Austin launch events.
- Dig's most recent 3 events and corresponding press and awareness brought a total of 4,000 iOS downloads. Dig expects the download number to rise in the future with the recent release of the Android platform. The cost of the events and user acquisition were covered by the dog-business sponsorships.
- Dig's events draw the attention of and enable larger content distribution and promotional partnerships with companies such as Rover, BarkBox, and Pet Supplies Plus, and innovative growth and data partnerships with companies such as PupJoy. Dig strategically brings on 1-5 regional companies and 15-20 small companies for the combination of significant campaigns and hyperlocal reach.
- Dig will hire additional event specialists to run 30 Dig events across the country in 2019 using this template. In addition, Dig will spent $1-$5 per download on digital advertising,

will continue with the press outreach, and will start data-share partnerships to drive user growth and retention to reach our first milestone of 100,000 active users.


City by City Expansion Plan
SEATTLE
PORTLAND
MINNEAPOLIS
DETROIT
BOSTON
CHICAGO
NYC
SAN FRANCISCO
LAS VEGAS
DENVER
WASHINGTON, DC
ST.LOUIS
NASHVILLE
CHARLOTTE
LOS ANGELES
ALBUQUERQUE
CHARLESTON
SAN DIEGO
PHOENIX
DALLAS
ATLANTA
SAVANNAH
TUCSON
NEW ORLEANS
AUSTIN
ORLANDO
MIAMI
2018
2019

<u>Dig marketing and advertising also includes:</u>

- Business website: DigDates.com and DigDates.com/unleashed blog
- Social media marketing: @DigDates on Instagram, Twitter, and Facebook
- Email marketing: Dig uses Mailchimp for email campaigns to current users and emails collected through partnerships and raffles
- Mobile marketing: Dig connects with current users through the Dig App and push notifications
- Search engine optimization
- Print marketing materials: Dig has (brochures, flyers, business cards)
- Public relations: Dig has utilized the connections and expertise of Social Wise Communications for Public Relations and Press campaigns
- Trade shows: Dig is invited to showcase at trade shows, competitions, and other technology and pet-related events nationwide such as the Coulter Idea Pitch, Innovate Celebrate Conference, MassChallenge Boston Showcase, Pets and Money Summit 2018, the Pet Care Innovation Prize Showcase in Chicago, and more.
- Word-of-mouth: Social followers generically share Dig social media content in part because all dogs featured in @DigDates marketing and on Instagram are available for adoption from Louisiana shelters.
- Referrals: The Dig app encourages users to share the app with friends through push notifications and pop up messages after positive interactions such as matches and "digs"
- Social Media and Online Advertisements: Facebook, Instagram, Google, Apple Search Digital Ads, Influencer campaigns, and online raffle giveaways with partners
- Additional Opportunities: Dig uses analytics to identify possibilities to target/retarget new and returning users and for reengagement

<u>Design elements used to market Dig:</u>

- Logo: Dig's logo spells Dig and is also in the shape of a dog face. Dogs dig and people can "dig" each other



- Pop up signage: Dig brings easily of movable signage to Dig events featuring photos of adoptable dogs, Dig's logo, and explanations of how to download Dig on the App Store and Google Play Store
- Dig Branded Content: Builds SEO and partnerships. Helps shape the brand voice and build brand loyalty.
- Branded Apparel: For Dig employees at events and for partners
- Branded giveaways: Dig creates "My Mom's Single" and "My Dad's Single" tags to give back to our users and gain brand loyalty
- Email Marketing - We email our users with exciting new Daily Deals and events happening with emails featuring special Dig design elements such as the logo, Dig dots, and Dig colors

6. Promotional budget for advertising outlets

Facebook Digital Ad	$1,000/month
Instagram Digital Ad	$1,000/month
Google Digital Ad	$1,000/month
Apple Search Digital Ad	$1,000/month
Influencers	$800/month
Giveaways budget	$200/month
Events	$600/event

7. Pricing

Currently, Dig offers some of the lowest prices for featuring companies in the app, in sponsored content, and for vendor spaces at events. This is because Dig's cost for these services is extremely low, so Dig can employ the "cost plus" strategy of pricing based on the cost of making/obtaining our product or providing our service plus enough to make a profit as Dig builds its perceived value through brand affinity. This pricing strategy reflects our position that we will build value based on growing the number of users and partners quickly before focusing on revenue. It's important to offer the app for free for Dig users to lower the barrier to entry. Pricing for Dig Data Portraits and Packages will be based on market prices for dog-related data and information.

8. Strategic Partnerships and Press

Strategic Partnerships

Dig has strategic partnerships with significant companies such as to sponsor and host events in dog-friendly spaces, such as at WeWork locations, to create co-promotional marketing campaigns for dog owners with companies such as Pet Supplies Plus, Nulo Pet Food, and Rover, and for data sharing opportunities with companies like PupJoy. Dig also features adoptable dogs from rescue partners on all @DigDates social posts and in paid digital marketing.

Partnership Testimonial



Kat Easterling - Nulo Pet Food
Austin, Texas
"Nulo Field Marketing Manager Kat Easterling said she and her colleagues 'jumped at the opportunity' to partner with Dig. The collaboration 'makes great sense, especially when [dog] nutrition and love are concerned,' said Easterling... 'We know what it's like to be a startup. When we find those rock stars in the world, we nurture those relationships.'" - [Austin Business Journal](#), 11/16/18

Press and Media Relations
Leigh Isaacson's press background gives Dig an advantage in connecting with and getting local press coverage about the app and about events. Dig has been featured in Forbes, Refinery29, Cosmopolitan Magazine, Hearst TV stations and all iHeartRadio stations across the country, and in many more outlets. A list of all Dig press is also available at [DigDates.com/press](#).

As seen on

    

   

Dig in the Press:
- [How This Sister Duo Developed The First Successful Dating App For Dog Lovers](#) - Forbes
- [The Biggest Trends in the Pet Industry](#) - Forbes
- [Go Deep on Dig Dates](#) - Austin Business Journal
- [A New Dating App for Dog Lovers is Now in Austin](#) - Austin Inno
- [New Dating App for Dog Lovers Hits Austin](#) - KVUE Austin
- [Love dogs? Love a date with a dog lover? Here's how to find romance at the end of a leash](#) - WGNO New Orleans
- [Get Your Paws on This App: "Dig" Launching to Dog-Loving Fanfare in Austin on Nov. 8](#) - Austin Startups
- [Dig, a Dating App for Dog Lovers + More of the Most Unique Dating Apps](#) - TheList
- [Why Dog Owners Are the Sexiest Type of People](#) - Bella NY Magazine
- [The Best Dating Apps for Your Ultra-Specific Taste](#) - Cosmopolitan Magazine

- [When You Need To Switch Up Your Swiping, Try These Dating Apps](#) - Refinery29
- [Dig helps dog lovers find similarly pawssionate people to date](#) - Android Police
- [Dig Is The Dating App For Dog Owners We've All Been Waiting For](#) - Ask Men
- [New Dating App For Dog Lovers](#) - Family Pet
- [Nace DIG, el "Tinder" para humanos perrunos que buscan pareja](#) - SrPerro.com
- [Fresh Meat: 10 New Android Apps Worth Checking Out](#) - Android and Me
- [New Orleans Company Could Be Named Startup of the Year](#) - Silicon Bayou
- [The New Dig Dating App Connects Dog Lovers (and They're Launching in Detroit!)](#) - Good Life Detroit
- [Dig, A Dating App For Dog People, To Launch In Detroit](#)- Daily Detroit
- [Dig – The Dog Person's Dating App Now Launching in Austin](#) - Dog512
- [Find Someone You Dig With This Dog-Friendly Dating App](#)- Cheddar TV
- [Here's how to attend dating app event for single dog owners in Detroit](#) - Detroit Free Press
- [Dig San Francisco Launch Party](#) - Do The Bay
- [People to Watch](#) - New Orleans Magazine
- [Chicago Pet Care Startups and the PCIP: Data, Marketing, Distribution, and Motivation](#) - Purina Petcare Innovation Prize
- [Three apps to help you date, travel, or socialize with your dog in tow](#) - The Boston Globe
- [Bone Temps: Traveling with Fido is gaining in popularity](#) - Biz New Orleans
- [Dig is for dog lovers](#) - The Jewish Advocate
- [Newton Sisters Roll Out Dating App for Dog Lovers](#) - NBC Boston
- [Bloomberg Baystate Business: Going to the Dogs](#) - Bloomberg Baystate Business
- [New Orleans Dog Dating App Startup Selected for Purina Showcase](#) - Silicon Bayou
- [Three apps to help you date, travel, or socialize with your dog in tow](#) - Boston Globe Magazine
- [A Dating App For Singles Who Like Long Walks on the Beach With Dogs](#) -Improper Bostonian
- [Dig, A New Dating App for Dog Lovers, to Host Fort Point Bash](#) - The Boston Globe
- [Newton Sisters Roll Out Dating App for Dog Lovers](#) - NBC Boston
- [Bloomberg Baystate Business: Going to the Dogs](#) - Bloomberg Baystate Business
- [The Dating App for Dog Lovers Is Coming to Boston](#) - NBC Boston
- [The 'Dig' Dating App Connects Canine Lovers Together](#) - Trendhunter
- [Dig, dating application for dog lovers](#) - wwwhat's new
- [Dig, It's The New Dog-Friendly Dating App!](#) - The Kane Show
- [24 Millennial Entrepreneurs Who Hustle Hard](#) - Idea Mensch
- [Happy Hour featuring Dig](#) - It's New Orleans
- [Can You Dig It? This Dog Lovers Dating App Matches You With Your Canine-Loving Mate](#) - Hypepotamus
- [New dating app lets dog lovers match](#) - KCTV5
- [Wintrust Business Lunch 6/25/18: Dog Dating App](#) - WGN Radio
- [The Startup Roundup](#) - Global Dating Insights
- [Dig-The Dog Person's Dating App](#) - Contendercast with Justin Honaman
- [Dig Dates: Find Someone You Really Dig](#) - The Pet Show
- [Introducing Dig, a New Dog-Friendly Dating App](#) - Philly Voice
- [Find your perfect dog-loving soulmate with the Dig dating app](#)- iMore
- [The Perfect Dating App For Dog Lovers Now Exists](#) - My Kiss Country 937
- [Must Love Dogs: A Guide to Dating](#) - Link AKC
- [New Dating App For Dog Lovers Launches in Orlando](#) - 96.5 WDBO
- [A new dating app launches in Shreveport for dog owners to find a compatible date](#) - KTBS

- [Audio: Smarter living through apps](#) - Via Nola Vie
- [Must love dogs: New dating app for dog lovers launching in Shreveport](#) - Shreveport Times
- [Dating app for dog owners launches in Shreveport](#) - KSLA
- [Celebrate National Dog Mom's Day This Saturday With A Free Event At Deja Vieux Food Park](#) - Biz New Orleans
- [NEW DAY PROCLAMATION | NATIONAL DOG MOM'S DAY — Second Saturday in May](#) - National Day Calendar
- [9 Gifts for Pet Parents to Make Their Lives Easier on National Dog Mom Day](#) - People Pets
- [9 Nifty Mobile Apps For You & Your Pup](#) - The Wanderer
- [Celebrate the First-Ever 'Dog Mom's Day' on May 12th!](#)- Dogington Post
- [Dog Lovers App | Dog Mom's Day](#) - The Doggy Diva Show
- [Dig-The Dating App For Dog Lovers](#) - Gals Best Friend
- [Casey Isaacson -Co Founder& CCO of Dig](#) - IdeaMensch
- [Tech Tips: Tech for your pet](#) - News 4 Tucson
- [A Dating App for You and Your Dog](#) - iHeartRadio
- [New dating app gives dog lovers something to bark about](#) - WISN
- [The Newell Normand Show w/ Severti Wilson, Lowry Corley, & Leigh Isaacson](#) - WWL
- [New dating app for dog-lovers hits New Orleans](#) - WDSU NEWS
- [These 3 startups are New Orleans' next tech wave](#) - Nola.com
- [The Dating App For Dog People!](#) - Pets and Punchlines
- [Could you 'Dig' a dog lover?](#) - DogCast Radio
- [Must Love Dogs](#) - Pet Business
- [Purina Animal Advice](#) - KTRS 550am
- ['Dig' the Dog Person of Your Dreams](#) - Veterinarian's Money Digest
- [Dig Dating App for Dog Lovers](#) - The Dog Show Julie Forbes
- [A dating app for dog people: Dig](#) - The Sniff
- [Sisters and Co-Founders: Casey & Leigh Isaacson Prepare for the Launch of Dig, the Premiere Dog Dating App.](#) - The Pet Friendly House
- [New Orleans Based Dating App For Dog Lovers Launches In New York](#) - Silicon Bayou News

What journalists are saying about Dig:

Carina Hsieh
Sex and Relationships Editor at Cosmopolitian.com
"If you know getting a dog or merging dog families with a partner in the future is a must for you, get on Dig right now." - [Cosmopolitan Magazine](#) 10/17/18

Bianca Heyward
Journalist at Refinery29
"If you're a dog person only looking to date other dog people (which is fair), this is the dating app for you. You don't have to be a dog owner to use the app, but if you are, you can make a profile for you and your dog, and then filter your potential matches based on whether they have a dog, as well as the size of their dog. It's definitely one of the most wholesome dating apps out there, which is refreshing, to say the least." - [Refinery29](#) 10/18/18

Mike Cronin
Staff writer at Austin Business Journal

"Signs of a winning startup idea include would-be employees offering to work for free and companies paying for partnership opportunities. Entrepreneur sisters Leigh Isaacson and Casey Isaacson have enjoyed both as they've barnstormed the country, introducing their dating app for dog lovers." - Austin Business Journal 11/16/2018

9. Revenue Opportunities

Dig is not primarily a revenue driven company at this stage. Dig is raising capital to grow the user base and drive value. Dig will, however, make money in ways that will help with operating costs, but the main source of funding will be capital raised. Our value is driven by the number of users we have, and we are looking for a pet industry partner who knows how to monetize that best in the pet industry. Dig will offset operating costs with a combination of four main revenue streams of data monetization, in-app advertising, paid subscription tiers, and event sponsorships. Dig's greatest value is its data, and the number of users directly pertains to that value. Therefore, in 2018 and 2019 Dig is trading many opportunities for revenue for marketing. For example, a company that may normally pay $125 to be featured on the in-app advertising section the "Daily Deal" may be given that feature for free if the company marketed Dig to its users via customer emails, social media marketing, or an otherwise agreed upon method.

Event Sponsorships:
For the first half of 2019, Dig plans on hosting 2 events per month with an average of 20 vendors at each event. After June, Dig will host 3 events per month with an average of 20 vendors per event. Dig vendors pay between $50-$250 per event. Some vendors can get reduced rates for volunteering or marketing Dig to customers, followers, and communities. Videos and photos of past events may be viewed at DigDates.com/pastevents/.

In-App and Content Advertising:
Companies pay to be featured on the app in Dig's "Daily Deal" section, in a "tip or trick of the day" push notification, or in the "dog-friendly locations" list. Dig offers packages for multiple daily deal, tip or trick of the day, or location list purchases or a single daily deal can be purchased for $125. In 2018 Dig used these feature locations for marketing trades as well as for revenue. Current in-app advertising packages range from $150 - $1,000 and are listed at DigDates.com/partner. Projections assume five days each month are left unsold in order to account for free promotion of rescue dogs, makeup days for technical problems, and additional trade packages for marketing. In 2019, Dig will have only one region available for in-app advertising sales. In 2020, Dig plans to begin regionalizing the in-app advertising (for example, US East Coast and West Coast users), and therefore additional daily deals may be sold per day. Dig plans to charge for branded content on the Dig Unleashed blog at DigDates.com/unleashed. A small dog-company in Austin paid $125 for a unique sponsored article written by a Dig intern content creator, for example. This sponsored content opportunity is not yet reflected in financial projections.

Future Revenue Opportunities in Data and Subscriptions:
Dig has the unique opportunity to be the world's premier source for data about single dog owners and aspiring dog owners. At 1M active users per year, Dig will be a major data player in the booming pet space and a significant data source for industry leaders. Dig will be able to start answering the key industry question: What can we learn so dogs and dog lovers can live healthier, longer, and more joyous lives together? This information is key for understanding the

future of pet services and products that pet parents want, and key industry players have already indicated interest in the unique information. Dig is preparing for this opportunity by building the scalability and capacity into our technology and by dedicating data scientists to the Dig team.

As we grow, we will work with smaller dog-related businesses to learn from and to begin monetizing our data. We will begin by pricing our data at $1 per user in mid-2019 as we work with early strategic partners and small pet-businesses. Prices will increase each year along with our capabilities and Dig will be able to take on additional contracts each month over time.

Additionally, once Dig hits a critical mass of 100,000 users, we may offer tiered monthly subscription options for users that will provide additional features on the Dig app. According to secondary market research, about 10% of dating app users choose to pay for a monthly subscription for their dating apps. Other dating app subscription prices range from $2.99 - $15.99 per month. With additional development, Dig has plans to offer the first two tier options at $2.99 and $5.99 per month.

10. **External Threats Dig may face:**
   ● Changes in government regulations: the laws and regulations surrounding the data sharing marketplace are changing. Dig and Dig's attorneys are staying up to date on all requirements from GDPR in the EU to upcoming changes being discussed in California and beyond. One clear message across these changes is that people want to know where their data is going, how it can be used, and if it can be deleted. Dig is making sure all steps are taken to adhere to changing laws as well as public sentiment.
   ● Changes in technology: Using third-party technology tools (Facebook, Google, Apple, etc) and external technology resources/talent over exposes Dig to volatility.
   ● Changes in your industry: Both the pet industry and the dating app industry are growing quickly. A slowdown in either market would affect the growth of Dig.

V. Operational Plan

Dig is dedicated to driving value and focusing on the technology that will enhance data capabilities, drive downloads, and increase engagement. Dig's management team is intimately committed to the quality control of the Dig app and all branded content.

1. **Production**

Dig currently contracts with a Ukrainian development company LeverX. LeverX currently develops individual projects for the Dig Backend, iOS, and Android platforms. Dig utilizes Google Firebase, Github, Slack and email communications. Dig contracts LeverX work for $45/hour, and LeverX has multiple developers available and knowledgeable about the Dig project.

2. **Quality control**

The quality of Dig's main product, Dig – The Dog Person's Dating App, is managed by the Chief Creative Officer and the Development Team Lead. Dig makes sure all technical experiences are consistent across platforms and devices through QA testing and regular interfacing with Dig users. Dig marketing, app design, copy, and other creative pieces are managed by the CCO.

3. **Location**

Dig is headquartered in New Orleans. However, it is building a mostly remote workplace in order to offer employees the remote incentive as well as to attract top talent. Dig plans to build its development team in New Orleans under management of Development Team Lead Charles Feinn.

4. **Legal environment**
   a. Licenses and permits: Dig acquires any necessary licenses or permits related to physical events as required by each event and location.
   b. Trademarks: Dig is in the process of obtaining a trademark.
   c. Insurance: Dig has acquired event insurance when required by the venue or event. Event insurance ranges from $100-$300 per day of the event. Dig will require first-party and third-party cyber security insurance (otherwise known as cyber liability insurance), and annual premiums range from $1,000 to $7,500.
   d. Special regulations: the laws and regulations surrounding the data sharing marketplace are changing. Dig and Dig's attorneys are staying up to date on all requirements from GDPR in the EU to upcoming changes being discussed in California and beyond. One clear message across these changes is that people want to know where their data is going, how it can be used, and if it can be deleted. Dig is making sure all steps are taken to adhere to changing laws as well as public sentiment.

5. **Inventory**

Dig requires very little inventory. Our physical items are promotional materials and giveaways related to promotional events or launch events.

On hand, Dig has branded materials such as tablecloths and posters. Dig works with many dog-business related partners that offer inventory for free as promotional and marketing trades. These items include treats, tags, and other giveaways Dig uses to give users a thank you gift when they download Dig at events. Dig has the ability to ramp up or down the inventory requirements related to promotional events at any time.

VI. Management & Organization

Dig's management team brings laser focused goal seekers together with experiences unique to the pet industry. With less than $200,000, the core team of four people has built a beautifully designed, strong product for iOS and Android users while also growing immense brand affinity and excitement for the company. The Dig team has attracted talented employees who have offered to work for free in order to join the team, and businesses already pay to have their name associated with Dig through events, creative content, and partnerships. Through their experiences in past startups and from outside perspectives, the Dig management team finds and harnesses enthusiasm and talent, maintains open communication and constant curiosity, and dedicates their full time and resources to the growth of Dig.

1. Management and Founding Team Biographies
- **Leigh Isaacson, Co-Founder and CEO**: 6+ years of communications and management expertise as an investigative TV reporter, Regional Director of a large Louisiana nonprofit, and adjunct professor of Media, Terrorism and Disasters and Introduction to Journalism at Tulane University.
- **Casey Isaacson, Co-Founder and Chief Creative Office**r: has 6+ years of creative direction experience from multiple significant advertising agencies. Clients included Wall St Journal, Macy's, American Express and many more.
- **Keith Isaacson, Co-Founder**: Startup experience in the medical, property development, and restaurant fields. He founded five medical startups with two exits.
- **Charles Feinn, Development Team Lead**: Charles is a product designer, iOS developer, and entrepreneur with specialties in management, UX & UI design, innovation, and strategy.

2. Gaps
Currently, Dig works with a variety of interns and specialists to fill gaps in employment. Dig plans to bring on a computer science specialist full-time and to build out the full-time data science team, to offer additional incentives and payments to remote event specialists, to contract with a PR specialist, and to bring on the following positions full-time: Dig Partnership Specialist, Brand Strategist, Event Coordinator, Front and Backend Developers.

3. Advisors and Support Team
A. Attorney: Jones Walker LLP
B. Accountant: Bates, Chamberlain & Associates, LLC
C. Mentors and Advisors: Dig's team of advisors have expertise in dating apps, mobile technology, start-up investments, product management, pet technology, marketing and data analytics, and artificial intelligence integration.
    1. Alison Hall (Advisor and Investor): former V.P. Marketing Insights and Advanced Analytics at AT&T
    2. Cindy Starr: SVP, Marketing at Vistaprint. Former VP, Managing Director of One to One Interactive where she led marketing, acquisition and retention strategies for clients such as Comcast, Liberty Mutual and The Make-A-Wish Foundation
    3. Diego Concha: Consulting Frontend Architect and CTO. Mentor for Fortune 500 companies. Expertise in technology, user experience, product development and business strategy

4. Shiboomi LLC: The Co-Founder and CEO of Shiboomi and Managing Director of Shiboomi's investment banking arm advises on corporate development, strategic opportunities and partnership, management, and crisis navigation services
5. Gregg Garrett (Investor and Advisor): Gregg has founded multiple companies, is adjunct faculty at several business schools, sits on multiple advisory boards, mentors in pre-seed stage accelerators, and is a successful international public speaker. He is also the author of the bestselling business book, Competing in the Connecting World. His specialties include strategy formulation & implementation, corporate innovation & corporate venture, IT and digital strategy, and IoT
6. Banker: Jill Jackson, Chase Bank

Recommendations



Jesse David
Director of Corporate Development at BARK
"Leigh and Casey are driven, focused and impactful entrepreneurs. They're scrappy and personable, with a strong bias for action and a knack for getting things done. That they've chosen to direct their talents towards connecting dog people through Dig - The Dog Person's Dating App is for the benefit of dogs and dog parents everywhere. I'm looking forward to seeing all that they accomplish in the future."



Cindy Starr
Former SVP Marketing at Vistaprint
"With one in five relationships starting through online dating, there is a need to help single people with dogs find a partner who will accept and love their 'family.' Dig has developed a great app that serves this fairly large audience. At a Dig launch event attended by both humans and dogs, I spoke with dog owners and dog lovers who were so excited about this service that they felt was perfect for them. Dig has established strong and strategic partnerships with local companies for their events and with national organizations who know the value of connecting with pet owners. The founders have done a fantastic job creating momentum with these partners and in the press while getting user feedback to continually improve the Dig experience. I'm impressed by their accomplishments so far and look forward to watching how they guide Dig to success in the future."

Current Organization Chart


CEO
Co-Founder Keith Isaacson
Chief Creative Officer
Development Team Lead/ CTO
Advisors and Investors
Accountant: Bates, Chamberlain & Associates, LLC
Attorneys: Jones Walker LLP
Dig Event Specialists
Dig Partnership Specialists
Dig Content Creators
Offshore Development Team: LeverX
Computer Science Specialist
Data Science Consultants

VII. Use of Capital

Dig raised $172,000 in SAFE instruments to fund progress thus far. Dig is seeking $750,000 in investment in order to strategically and efficiently expand into the 60 million person U.S. online dating market for dog lovers by the end of 2019.

- **Marketing/Events & Customer Acquisition-** Build-out marketing team and brand ambassadors; drive targeted hyper-localized marketing, events, PR, and partnerships. Strategically target all efforts in this area to try to achieve 100,000 active users and maximize advertising and partnership revenues.
  - **$228,800**
- **Business Operations & Development-** Build-out management team to strategically maximize growth of company and products.
  - **$233,600**
- **Technology Development & Operations-** Build-out tech team; continue to advance technology so that it can handle large volume of users, has advanced functionality, and interface continues to be appealing and user friendly; develop and maximize valuable data analytics.
  - **$197,600**
- **General/Administrative**- General and administrative fixed costs to keep company operational at this level.
  - **$90,000**

Progress Thus Far: Technology and Business Development
- Launched iOS in App Store in February, 2018. Launched Android in Google Play store October, 2018. Reached 15,000 downloads
- Dig trademark approved
- The Dig Development Team Lead manages our offshore development team and is growing our data science team of consultants and talented interns
- Raised $170,000 in SAFE Notes in Friends and Family round
- Built a secure, highly scalable product and created unique code and algorithms to increase users' matching probability
- Hired first 4 Dig Event Specialists and began ambassador program to drive downloads and sales of vendor space to small dog-businesses at events
- Built strong team of advisors in marketing, technology, corporate development, finance, and in the pet and dating industries
- Selected by Pet Industry leaders as one of 12 companies to showcase at the 2018 Pets & Money Summit Spotlight. Dig was a 2018 MassChallenge Accelerator Finalist and a top 100 Semifinalist for a Startup of Year Competition. Dig was one of six companies featured

at Purina's Pet Care Innovation Prize Showcase in Chicago in August 2018

Progress Thus Far: Growth and Partnerships
- Hosted launch events in Boston MA, Brooklyn NY, East Village NY, Chelsea NY, New Orleans LA, Shreveport LA, Orlando FL, Chicago IL, Detroit MI, San Francisco CA, and Austin TX. Additional plans for upcoming events in 2019
- Currently working collaboratively with many of the key players in our space such as BarkBox, PupJoy, and Pet Supplies Plus who are helping us shape our growth strategy and connecting us to support channels of different natures to assist our growth in areas of co-promotional campaigns, introductions to potential partners and and strategic investors
- Secured 62+ advertising, events, and digital marketing partners as well as 6 strategic partnerships with major national brands
- Appeared live on Cheddar TV, on Forbes.com, in Cosmopolitan Magazine, on numerous radio stations, across Hearst TV News Stations, dozens of online publications and more. For links to all press coverage, visit DigDates.com/press
- Started generating advertising and sponsorship revenues to fund user acquisition
- Dig features adoptable dogs from rescue partners on all @DigDates Instagram posts and in paid digital marketing